Exhibit 99.1

Karooooo Limited (owner of Cartrack Holdings) Announces Appointment of New Independent Director

SINGAPORE (June 25, 2021) -- Karooooo Ltd. (“Karooooo” or the “Company”) (NASDAQ: KARO), a leading global provider of a mobility SaaS platform that maximizes the value of automotive and workflow data by providing real-time data analytics solutions for smart transportation, today announced that Kim White has been appointed as an independent non-executive director to the board of directors of Karooooo (“Board”) and member of the Audit and Risk Committee with immediate effect.

Kim served on the board of Cartrack Holdings Limited (“Cartrack”) as an independent non-executive director and chairperson of the Audit and Risk committee for the full 7 years of its listing on the Johannesburg Stock Exchange (“JSE”) in South Africa. Kim is a qualified Chartered Accountant and Registered Auditor with over 20 years of experience in the accounting and auditing sector servicing a wide variety of industries. Kim is a registered member of SAICA, a member of the South African Institute of Tax Professionals and is registered with the Regulatory Board of Auditors (“IRBA”).

“I am delighted to have Kim join the Board as an independent director,” said Zak Calisto, founder and CEO of Karooooo and Cartrack. “Kim is an accomplished professional with a diverse experience base including corporate and regulatory authority, governance and leadership. Given her breadth of experience coupled with extensive knowledge of our Company, its operations and the industry in which we operate, we are confident she will provide valuable perspectives to the Board and Company. I look forward to her participation and contribution going forward.”

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of a mobility SaaS platform that maximizes the value of automotive and workflow data by providing real-time data analytics solutions for smart transportation to over 1.375 million connected vehicles. With more than 75 000 commercial customers using the Cartrack platform Karooooo is the largest SaaS provider to enterprises in South Africa and also services thousands of enterprise clients abroad. The Cartrack (wholly owned by Karooooo) SaaS platform, provides customers with differentiated insights and data analytics to optimize their business and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact	Media Contact
IR@karooooo.com	media@karooooo.com
Phillipe Welthagen
+27 84 512 5393